Exhibit 12
                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)


                                                             Nine Months                          Years Ended December 31
                                                               Ended          ------------------------------------------------------
                                                        September 30, 2003    2002         2001         2000        1999       1998
                                                        ------------------    ----         ----         ----        ----       ----
Earnings:
     Net earnings                                             $300.4         $366.7 (a)   $273.6 (b)   $285.4 (c)   $318.5    $243.0
     Provision for income taxes                                105.6          128.9         44.2        111.0        140.4     122.4
     Amortization of capitalized interest                        0.5            0.5          0.6          0.5          0.3       0.2
     Fixed charges excluding interest capitalized               16.0           22.5         26.3         24.2         21.3      19.3
                                                              ------         ------       ------       ------       ------    ------
         Total                                                $422.5         $518.6       $344.7       $421.1       $480.5    $384.9
                                                              ======         ======       ======       ======       ======    ======

Fixed Charges:
     Interest expense (gross of interest income)              $  8.5         $ 12.6       $ 16.5       $ 15.0       $ 13.0    $ 12.6
     Amortization of deferred financing expense                  0.6            0.7          0.3          0.3          0.3       0.5
     Interest capitalized                                        0.4            0.6          0.3          0.8          1.0       0.6
     Interest component of rental expense                        6.9            9.2          9.5          8.9          8.0       6.2
                                                              ------         ------       ------       ------       ------    ------
         Total                                                $ 16.4         $ 23.1       $ 26.6       $ 25.0       $ 22.3    $ 19.9
                                                              ======         ======       ======       ======       ======    ======

Ratio of Earnings to Fixed Charges                              25.8           22.5         13.0         16.8         21.5      19.3
                                                              ======         ======       ======       ======       ======    ======



     (a) Amounts include the benefit of a $5.9 million ($4.4 million, net of tax) reversal of restructuring charges in 2002.

     (b) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax).

     (c) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax).


In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.